Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 3 June 2024

APPOINTMENT OF DIRECTOR TO WOODSIDE BOARD

The Woodside Board is pleased to announce the appointment of Mr Anthony (Tony) O’Neill as a non-executive Director, effective 3 June 2024.

“We continually review our Board composition to ensure that Woodside’s Board is best placed to support Woodside’s global operations and strategic growth opportunities. Tony O’Neill has a distinguished reputation for his transformational work in the global mining industry and has worked extensively on climate, decarbonisation and sustainability initiatives. His experience in delivering outstanding operational performance along with his strategic thinking will be invaluable to Woodside. We are delighted to welcome Tony to the Woodside Board.” Woodside Chair, Mr Richard Goyder said.

Mr O’Neill’s career started as an engineer in Australian nickel mines and he has worked in leadership and executive roles across many countries and commodities. He retired from Anglo American as Group Executive Director of Technical and Sustainability in December 2022 after a career which saw him oversee Anglo American’s technology ventures including the world’s first in-field deployment of hydrogen-powered mining trucks. Mr O’Neill has been involved in many mining industry leading sustainability initiatives, including Anglo American’s FutureSmart Mining, the Waterless Mine, the Living Mine and 2040 Net Zero strategy.

Mr O’Neill holds a Bachelor of Applied Science (Mining Technology) from Western Australia’s Curtin University and holds an MBA from the University of Melbourne. Mr O’Neill is a Fellow of the Royal Academy of Engineering and a Fellow of the Institute of Materials, Minerals and Mining.

Mr O’Neill joins Woodside as an independent non-executive Director and member of the Audit & Risk, Sustainability and Nominations & Governance Committees. Mr O’Neill will stand for election as a non-executive Director at the Annual General Meeting in April 2025.

Contacts:

INVESTORS	MEDIA
Marcela Louzada	Dan Pagoda
M: +61 456 994 243	M: +61 482 675 731
E: investor@woodside.com	E: dan.pagoda@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.